                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ________)*


                     AMERICAN PRECISION INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

      SERIES A SEVEN PERCENT (7%) CUMULATIVE CONVERTIBLE PREFERRED STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        #029069-10-0 for common stock
                        -----------------------------
                                 (CUSIP Number)









 STANELY WEISS, ESQ., 80 MAIN STREET, WEST ORANGE, N.J. 07052 (201) 736-1815
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JULY 8, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------------------------------                                           --------------------------------------------
CUSIP NO. 029069-10-1 for common stock                                                                         PAGE 2 OF 10 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              INTER SCAN HOLDING LTD.
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) /  /
                                                                                     (b) /X /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              00
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              SWITZERLAND
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER
                                           20,000 shares (100%) of Series A Seven Percent (7%) Cumulative Convertible Preferred
                                           Stock convertible into 1,244,485 shares (14.428%) of Common Stock-as directed by
                                           Issuer's Board of Directors for three years
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH                        20,000 shares (100%) of above Series A Preferred Stock convertible into 1,244,485 shares
                                           (14,428%) of Common Stock, subject to Issuer's right of first refusal for three years.
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              20,000 shares of above Series A Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              100%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                  CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

---------------------------------------------                                           --------------------------------------------
CUSIP NO. 029069-10-1 commonn stock                                                                            PAGE 3 OF 10 PAGES
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              HOLGER HJELM, AS UTIMATE BENEFICIAL OWNER OF ALL SHARES OF INTER SCAN HOLDING LTD.
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) /  /
                                                                                     (b) /x /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   00
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              SWEDEN
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER
                                           20,000 shares (100%) of Series A Seven Percent (7%) Cumulative Convertible Preferred
                                           Stock convertible into 1,244,485 shares (14.428%) of Common Stock - as directed by -
                                           Issurer's Board of Directors for three years
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH                        20,000 shares (100%) of above Series A Preferred Stock convertible into 1,244,485 shares
                                           (14.428%) of Common Stock, subject to Issuer's right of first refusal for three years.
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              20,000 shares of above Series A Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                   IN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP# 029069-10-1 COMMON STOCK                              PAGE 4 OF 10 PAGES
-------------------------------                              ------------------

ITEM 1. SECURITY AND ISSUER
---------------------------

20,000 Shares of Series A Seven Percent (7%) Cumulative Convertible Preferred Stock ("Series A Preferred Stock") issued by American Precision Industries,
Inc., having its principal offices at 2777 Walden Avenue, Buffalo, New York 14225 ("API").

ITEM 2.  IDENTITY AND BACKGROUND

         REPORTING PERSON #1

         Name:    Inter Scan Holding Ltd. ("Inter Scan")
         Place of Organization: Zurich, Switzerland
         Principal business is: Private investment holding company
         Business Address is:        Schifflande 5 CH-8001, Zurich, Switzerland
         Principal Office is: Schifflande 5 CH-8001, Zurich, Switzerland
         Convicted of any criminal proceedings:               No
         Violated any securities laws, etc.:                  No

         DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF  INTER SCAN
         ----------------------------------------------------------

         (a)      Name: Holger Hjelm
         (b)      Home Address is: Nora Strand 30, S-182 34, Danderyd, Sweden
         (c) Occupation: investor, principally purchasing diverse private companies
                  Title: Director
         (d)      Convicted of any criminal proceedings:               No
         (e)      Violated any securities laws, etc.:                  No
         (f)      Citizenship:      Sweden

         (a)      Name:    Dr. Rudolf Heiz
         (b) Business Address is: Pestalozzi, Gmuer & Patry, Loewenstrasse 1, CH-8001 Zurich, Switzerland
         (c)      Occupation: attorney               Title:   Director
         (d)      Convicted of any criminal proceedings:               No
         (e)      Violated any securities laws, etc.:                  No
         (f)      Citizenship:      Switzerland

                                  SCHEDULE 13D

CUSIP# 029069-10-1 COMMON STOCK                              PAGE 5 OF 10 PAGES
-------------------------------                              ------------------

         (a)      Name:    Max Eugen Huber
         (b)      Business Address is: Schifflande 5 CH-8001, Zurich,
                  Switzerland
         (c)      Occupation: business adviser      Title: Director
         (d)      Convicted of any criminal proceedings:               No
         (e)      Violated any securities laws, etc.:                  No
         (f)      Citizenship:      Switzerland

         REPORTING PERSON #2
         -------------------

         (a)      Name:    Holger Hjelm
         (b) through (f) - see above

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

         The consideration given to API for, inter alia, the Series A Preferred Stock in API are the shares of capital stock owned by Inter Scan in Portescap ("Portescap"), formerly a wholly owned subsidiary of Inter Scan, pursuant to the Amended and Restated Stock Purchase Agreement between Inter Scan and Portescap as Seller and API and API Portescap Inc. as Buyer dated July 3, 1997 ("Stock Purchase Agreement") wherein API purchased all of the issued and outstanding capital stock of Portescap from Inter Scan. A copy of the Stock Purchase Agreement is annexed as Appendix A.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

         The purposes of the acquisition of the securities of API were to (i) participate in the future of API, which Inter Scan believes is well positioned and managed; (ii) improve Portescap's future by combining its business with the motion and other varied businesses of API; and (iii) diversify Inter Scan's investment in the capital goods field and free its resources for other projects. Inter Scan has no purpose or intention to change the control of API; and the Shareholder Agreement it has signed requires it, for a three year period, to vote as the API Board of Director requests and contains a number of restrictions on takeover activity. See Pages 3 - 4 and 8 - 10 of Exhibit 5.1(d)(1) to Appendix A which are incorporated herein by reference.

         (a) In addition to cash,  Inter Scan  received  from API at the closing
(i) the 20,000 shares of Series A Preferred Stock which are initially convertible into 1,244,485 shares of API's Common Stock at an initial conversion price of $17.00 per share and exchangeable into 1,000,000 shares of Series B Seven Percent (7%) Cumulative Convertible Preferred Stock ("Series B Preferred Stock") which will also be convertible into 1,244,485 shares of Common
Stock [See Exhibit 1.2(a)(i) to Appendix A], assuming necessary approvals are obtained for the issuance of the Series B Preferred Stock and (ii) a $5,000,000.00 Exchangeable Promissory Note ("Note") of API exchangeable for an additional 236,337 shares of Series B Preferred Stock which will be convertible into an additional 294,118 shares of Common Stock, if necessary approvals are obtained by April 30, 1998 for the issuance of

                                  SCHEDULE 13D
                                  ------------

CUSIP# 029069-10-1 COMMON STOCK                              PAGE 6 OF 10 PAGES
-------------------------------                              ------------------

the Series B Preferred Stock and an increase in the amount of authorized Common Stock. [See Exhibit 1.2(a)(ii) to Appendix A].

         (b)      Not applicable

         (c)      Not applicable

         (d) At the closing, Holger Hjelm was elected to fill a newly created vacancy on the nine member Board of Directors of API with a term expiring in the year 2000, subject to shareholder approval at the next annual meeting of API's shareholders. Hjelm was also elected to the five member Nominating Committee of API's Board of Directors.

         (e)      Not applicable

         (f)      Not applicable

         (g) A Certificate of Designation was filed on July 2, 1997 pursuant to Section 151 of the Delaware General Corporation Law fixing the terms of Series A Preferred Stock. The Stock Purchase Agreement contemplates that API's corporate charter will be amended by April 30, 1998 by the shareholders to authorize the issuance of the Series B Preferred Stock and increase the amount of Common Stock in an amount sufficient to satisfy the conversion rights for the Series B Preferred Stock to be exchanged for the Note.

         (h)      Not applicable

         (i)      Not applicable

         (j)      Not applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

         (a) Inter Scan is the owner of 20,000 shares of Series A Preferred Stock and owns 100% of that class of Stock. Under the Series A Preferred Stock, Inter Scan has the right to convert such shares (assuming no adjustment in the initial $17.00 per share conversion price) into 1,244,485 shares of Common Stock (14.428% of the Common Stock) and to exchange such Series A Preferred Stock into 1,000,000 shares of Series B Preferred Stock if approvals are obtained for the issuance of the Series B Preferred Stock. The 1,000,000 shares of Series B Preferred Stock would also be convertible into 1,244,485 shares of Common Stock. Under the Note, if the shareholders of API approve the issuance of the Series B Preferred Stock and authorize the issuance of additional Common Stock by April 30, 1998, then Inter Scan is required to exchange the Note for 236,337 shares of Series B Preferred Stock which will be convertible into an additional 294,118 shares of

                                  SCHEDULE 13D
                                  ------------

CUSIP# 029069-10-1 COMMON STOCK                              PAGE 7 OF 10 PAGES
-------------------------------                              ------------------

Common Stock (assuming the initial conversion price of $17.00 per share). The 1,244,485 and 294,118 shares of Common Stock total 1,538,603 shares (or 17.25%) of the Common Stock outstanding after the conversion.

         (b) Pursuant to Section 3 of the Shareholder Agreement which is annexed as Exhibit 5.1(d)(1) of the Stock Purchase Agreement, Inter Scan is required for a three year period to vote its shares in accordance with the recommendation of API's Board of Directors as set forth in any proxy statement distributed by API.

         (c)      Not applicable

         (d)      Not applicable

         (e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
--------------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
-------------------------

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the API. The only contracts, arrangements, understandings or relationships between any such persons and any other person with respect to any securities of API are those set forth in the Stock Purchase Agreement and Exhibits thereto which are filed as Appendix A to this Schedule. The Stock Purchase Agreement contains provisions concerning the voting of the securities [Section 3 of the Shareholder Agreement,
Exhibit 5.1(d)(1)]; finder fees [Section 11.8 of the Stock Purchase Agreement]; guarantee of profits [Section 6 of the Shareholder Agreement, Exhibit 5.1(d)(1) and Pages 3 and 4 of the Note, Exhibit 2.1(a)(ii)]; right of first refusal [Section 4 of the Shareholder Agreement, Exhibit 5.1(d)(1)]; and the giving of proxies [Section 3 of the Shareholder Agreement, Exhibit 5.1(d)(1)], all of which are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS
------------------------------------------

         Appendix A - Stock Purchase Agreement
                      Exhibit 1.2(a)(i) - Terms of Convertible Preferred Stock
                      Exhibit 1.2(a)(ii) - Form of Exchangeable Promissory Note
                      Exhibit 5.1(d)(1) - Shareholder Agreement
                      Exhibit 5.1(d)(2) - Registration Agreement

                                  SCHEDULE 13D

CUSIP# 029069-10-1 COMMON STOCK                              PAGE 8 OF 10 PAGES
-------------------------------                              ------------------

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 1997                                        /s/ Stanley Weiss
-------------                                        -----------------------
                                                     Stanley Weiss, Esq.

                                                     Attorney at Law
                                                     ---------------

                                 SCHEDULE 13D
                                 ------------

CUSIP# 029069-10-1 COMMON STOCK                               PAGE 9 OF 10 PAGES
-------------------------------                               ------------------


                              POWER OF ATTORNEY

                        FOR EXECUTING FORMS 3, 4 AND 5
                                     AND
                                 SCHEDULE 13D

Know all by these presents, that the undersigned hereby constitutes and appoints each of Stanley Weiss, James J. Tanous and Deborah K. Pawlowski, signing singly, its true and lawful attorney-in-fact, with respect to the undersigned's status as a holder of more that 10% of the voting securities of American Precision Industries Inc., to:

(1) execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and Schedule 13D, and any amendments thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rule thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 and any such Schedule 13D and any amendments thereto and the timely filing of such form and Schedule with the United States Securities and Exchange Commission, the New York Stock Exchange and any other authority, and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned;

it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Securities Exchange Act of 1934.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of July 1997.


                                Inter Scan Holding Ltd.

                                By /s/ Dr. Rudolf Heiz
                                  ------------------------
                                Dr. Rudolf Heiz

                                By /s/ Max E. Huber
                                  ------------------------
                                Max E. Huber

                                 SCHEDULE 13D
                                 ------------

CUSIP#029069-10-1 COMMON STOCK                              PAGE 10 OF 10 PAGES
------------------------------                              -------------------

                              POWER OF ATTORNEY

                        FOR EXECUTING FORMS 3,4 AND 5
                                     AND
                                 SCHEDULE 13D

        Know all by these presents, that the undersigned hereby constitutes and appoints each of Stanley Weiss, James J. Tanous and Deborah K. Pawlowski, signing singly, its true and lawful attorney-in-fact, with respect to the undersigned's status as a director of American Precision Industries Inc. and potential beneficial owner of more than 10% of the voting securities of American Precision Industries Inc., to:

(1) execute for and on behalf of the undersigned Forms 3,4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and Schedule 13D, and any amendments thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rule thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3,4 or 5 and any such Schedule 13D and any amendments thereto and timely filing of such form and Schedule with the United States Securities and Exchange Commission, the New York Stock Exchange and any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned;

it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Securities Exchange Act of 1934.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of July 1997.



                                              By  /s/ Holger Hjelm
                                                -----------------------
                                                Holger Hjelm